U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                             FORM 3

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(f) of the Investment Company Act of 1940.

1.   Name and Address of Reporting Person         Christopher N. Baker
                                                  5227 Lincolnshire Court
                                                  Dallas, TX  75287

2.   Date of Event Requiring Statement            March 11, 1999
     (Month/Day/Year)

3.   IRS or Social Security Number of
     Reporting Person (Voluntary)

4.   Issuer Name and Ticker or Trading Symbol     Network Systems International,
                                                  Inc.   (NESI)

5.   Relationship of Reporting Person to          Director
     Issuer (Check all applicable)

6.   If Amendment, Date of Original               N/A


Table I - Non-Derivative Securities Beneficially Owned

1.   Title of Security                           Common

2.   Amount of Securities Beneficially Owned     None

3.   Ownership Form
     Direct (D) or Indirect (I)                  N/A

4.   Nature of Indirect Beneficial Ownership     N/A


Table II - Derivative Securities Beneficially Owned

1.   Date Exercisable and Expiration Date
     (Month/Day/Year)

2.   Title and Amount of Securities Underlying
     Derivative Security

3.   Conversion or Exercise of Derivative Security

4.   Ownership form of Derivative Security:
     Direct (D) or Indirect (I)

Nature of Indirect Beneficial Ownership


/s/ Christopher N. Baker
Christopher N. Baker

Date:  March 22, 1999